August 22, 2007

Mail Stop 4561

Via U.S. Mail and Fax (714-848-7701)
Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

RE: **Quintek Technologies, Inc.**
Form 10-KSB for the period ended June 30, 2006
Filed September 28, 2006
File No. 0-29719

Dear Mr. Haag:

We have reviewed your response letter dated August 12, 2007 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5. Employee Receivables, page F-12

1. We have reviewed your response to comment 1. We understand that you have a contractual right to receive interest on the promissory notes. Please explain to us why you have not suspended the recognition of interest income when you do not expect to collect any of the amounts owed. For reference see paragraph 84(g) of Statement of Financial Accounting Concepts No. 5.

Note 13. Convertible Debentures, page F-14

2. We have reviewed your response to comments 4 and 5. Please confirm to us that the value of all the warrants outstanding at May 19, 2006 was $2,644,645 and the

value of the same warrants outstanding at June 30, 2006 was $1,967,637. Also, tell us why you have recorded $2,171,921 as income related to the change in fair value of warrants when the change was only $677,008. Please reconcile this difference.

3. Please include a footnote that discusses your restatement in detail and provide a reconciliation of the amounts affected that reflects the prior balances and the restated balances with an explanation of all the changes. In addition, label the financial statements as restated and provide an updated auditors report. Finally, please file an Item 4.02 8-K.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief